May 16, 2019

Oystein Kalleklev
Chief Executive Officer
FLEX LNG Ltd.
Par-La-Ville Place
14 Par-La-Ville Road
Hamilton, Bermuda

       Re: FLEX LNG Ltd.
           Registration Statement on Form 20-FR
           Filed May 7, 2019
           File No. 1-38904

Dear Mr. Kalleklev:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
May 1, 2019 letter.

Registration Statement on Form 20-FR

Item 5. Operating and Financial Review and Prospects
B. Liquidity and Capital Resources
Our Borrowing Activities
$250 Million Credit Facility, page 51

1. Please file the agreement for your $250 million term loan facility or advise. Refer to
      Instruction 4 of the Instructions as to Exhibits of Form 20-F.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Oystein Kalleklev
FLEX LNG Ltd.
May 16, 2019
Page 2

        You may contact Aamira Chaudhry, Staff Accountant, at 202-551-3389 or Lyn Shenk,
Accounting Branch Chief, at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at 202-
551-3056 or Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                            Sincerely,
FirstName LastNameOystein Kalleklev
                                                            Division of
Corporation Finance
Comapany NameFLEX LNG Ltd.
                                                            Office of
Transportation and Leisure
May 16, 2019 Page 2
cc:       Keith Billotti
FirstName LastName